Filed by Microsoft Corporation pursuant to

Rule 425 of the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Yahoo! Inc.

Commission File No.: 000-28018

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This material is not a substitute for the prospectus/proxy statement Microsoft Corporation would file with the Securities and Exchange Commission (the “SEC”) if an agreement between Microsoft Corporation and Yahoo! Inc. is reached or for any other documents which Microsoft Corporation may file with the SEC and send to Yahoo! stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF YAHOO! INC. ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Microsoft Corporation through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Investor Relations Department, Microsoft Corporation, One Microsoft Way, Redmond, Washington 98052-6399.

Microsoft Corporation and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Microsoft Corporation’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended June 30, 2007, which was filed with the SEC on August 3, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on September 21, 2007. Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

Statements in this communication that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors such as Microsoft Corporation’s ability to achieve the synergies and value creation contemplated by the proposed transaction, Microsoft Corporation’s ability to promptly and effectively integrate the businesses of Yahoo! Inc. and Microsoft Corporation, the timing to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals, and the diversion of management time on transaction-related issues. For further information regarding risks and uncertainties associated with Microsoft Corporation’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of Microsoft Corporation’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Microsoft Corporation’s Investor Relations department at (800) 285-7772 or at Microsoft Corporation’s website at http://www.microsoft.com/msft.

All information in this communication is as of April 24, 2008. Microsoft Corporation undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.

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THE FOLLOWING IS A PORTION OF THE TRANSCRIPT OF AN INTERVIEW WHICH MICROSOFT CORPORATION BROADCAST INTERNALLY ON APRIL 25, 2008.

Larry Cohen (LC), VP, Corp Comm: And you mentioned that in the after hours market today stock was down slightly, certainly a reflection of what you just said. When you take a broader look at the stock performance — recently our 52-week high was at or just above 37, the median price target is 40 — yet we seem to be back in this window again of 30, 31, 32. Even if you account for Yahoo! — which we’ll talk about in a little bit — it seems like there is a lot of pressure on the stock. And a lot of employees, including myself, are wondering: Why is that? Especially because performance actually seems to be pretty good across the board.

Chris Liddell (CL), SVP & CFO: It depends on which time frame you compare it to. So let’s do a few different time frames. If you compare it just to the last few days, part of the after market trading — and, we’re sitting here 1-2 hours after the results. So let’s see what happens tomorrow morning, we don’t know that. Let’s just take the after-market trading, which is pretty thin, so it can be quite volatile. But was down about 4-5%. That to some extent was losing what we’ve gained over the last two days. So run up over last two days in anticipation of maybe a blow-out quarter. It was an in-line to a “slight-beat” quarter so we lose a little bit of that momentum. So that’s the very short-term reaction. If you go back 2-3 months, we traded down on Yahoo announcement from around 32.60, where we were at pre- the announcement, went down to 28-29, and we’ve bounced back up again.

So, in fact, not a bad shape, in particular in a pretty tough economic environment where you see a lot of companies getting hammered for bad results. So I’d say relative to the post-Yahoo! period, we’re actually not doing too bad. Getting back above 30 and hopefully we’ll hold that tomorrow, which is actually a pretty decent performance. And then if you go back to what you mentioned, which is the 52-week high, we’re down from 36 bucks. So no one can feel happy about that. That’s three factors. That is: Our own performance, but more particularly general economic performance, everyone is down a little bit. And the Yahoo situation and I think until the Yahoo situation clarifies itself one way or another, it’s going to be an overhang on our price.

LC: So most of that you’d attribute to Yahoo

CL: Well you have to say let’s just take the reaction in the two to three days after we announced. There was no other real news around it. I don’t remember exactly how much we dropped. We dropped 2-3 bucks as a result of that. So, you’ve got to say there is some amount around that which is attributable to the transaction or the uncertainty it created.

LC: Yahoo is an interesting point. You talked about Yahoo a little bit on the call. And I’m sure people took notice. What are the next steps there? It’s been a while since employees have heard from Steve or Kevin or others. You talked about it a little bit today. What’s next?

CL: It’s funny, I mentioned on the call that I think there were like 2,000 people on the webcast, which is about 800 or 900 more than we normally get. I’m sure it wasn’t interest in how many XBoxes we’ve sold. So there is a huge amount of interest in what happens in Yahoo. Not surprising given the size and significance of it. I can’t say very much for the obvious reasons that it is incredibly sensitive from a price point of view. I’ll just reinforce the messages. We’ve been disappointed in the speed at which the transaction went. We put what anyone reasonable would say was an incredibly generous offer on the table to try to facilitate a speedy transaction. It’s been anything but speedy. We made a decision almost three weeks ago to send a letter saying “Hey, it’s time to move on” and put a deadline which is this Saturday. And if we don’t consummate a transaction or make significant progress by then, I think we’ve signaled very publicly — we’ll think about our alternatives. And our alternatives then are to try to facilitate a transition, to possibly go directly to Yahoo shareholders. Or to walk away and go back to our original organic strategy. We’ll see what next week brings.

LC: So stay tuned.

CL: Stay tuned.